Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC. 1830-1188 West Georgia Street Vancouver, BC V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on January 17, 2025.

3.	News Release:

On January 17, 2025, GoldMining Inc. ("GOLD" or the "Company") issued a news release through the facilities of CNW Newswire.

4.	Summary of Material Change:

On January 17, 2025, the Company announced that Garnet Dawson and the Honourable Herb Dhaliwal had retired from its board of directors and had concurrently been appointed to its advisory board.

5.	Full Description of Material Change:

On January 17, 2025, the Company announced that Garnet Dawson and the Honourable Herb Dhaliwal had retired from its board of directors and had concurrently been appointed to its advisory board.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara Chief Financial Officer Telephone: (604) 630-1000

9.	Date of Report:

January 17, 2025.